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                           August 15, 2023

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       5345 E. N. Belt Road
       North Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Registration
Statement on Form 10
                                                            Filed August 10,
2023
                                                            File No. 000-56579

       Dear Paolo Tiramani:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement fails to include the interim financial statements required by Item 13 of
       Form 10.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Isabel
Rivera at 202-551-3518 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Andrew Stephenson